

Mail Stop 3561

October 7, 2015

Via E-mail
Dr. Adam D. Singer
Chairman and Chief Executive Officer
IPC Healthcare, Inc.
4605 Lankershim Blvd., Suite 617
North Hollywood, CA 91602

   Re: IPC Healthcare, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed September 9, 2015
     File No. 001-33930

Dear Dr. Singer:

  We have reviewed your October 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2015 letter.

1. We note your response to comments 2 and 6. On page 74 of your draft disclosure you state "The inclusion of the merger agreement and such descriptions are not intended to modify or supplement any factual disclosures…" and that "investors are not entitled to rely on the representations and warrants contained in the merger agreement… ." Your drafted language still implies that the merger agreement does not constitute public disclosure under the federal securities laws. Please revise.

You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Dan Clivner
       Sidley Austin LLP